February 11, 2016

Via Edgar and Via Email: berenshteyna@sec.gov

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Alla Berenshteyn and Suzanne Hayes

Re:	ULURU Inc.

Registration Statement on Form S-1
Filed January 29, 2016
File No. 333-209242

Dear Ms. Berenshteyn and Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ULURU Inc., a Nevada corporation (the "Company"), hereby requests that the effective date of the Company's above-referenced Registration Statement on Form S-1, be accelerated so that it will become effective at 3:00 p.m. Eastern time, on Tuesday, February 16, 2015 or as soon as practicable thereafter.   This acceleration request is being submitted in order to change the requested effective date so that it is not on a federal holiday, and this request supersedes, and effects a withdrawal of, the previously submitted acceleration request with respect to this Registration Statement.

The Company hereby acknowledges the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please feel free to call Bryan Allen, Esq. of Parr Brown Gee & Loveless, PC at 801-257-7963 or the undersigned at 214-905-5145.

Sincerely,

ULURU Inc.

By:	/s/ Terrance K. Wallberg
Terrance K. Wallberg
Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Bryan Allen, Esq. (Parr Brown Gee & Loveless, PC)

4452 Beltway Drive ●   Addison, TX  75001
Phone: 214-905-5145 ● Fax: 214-905-5130 ● Web: www.uluruinc.com